5301 South Highway 16, Suite 200
Rapid City, SD 57701
March 7, 2011
VIA EDGAR
Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE:	National American University Holdings, Inc. Form 10-K Filed August 18, 2010 Definitive Proxy Statement Filed September 27, 2010 File No. 001-34751
Dear Mr. Spirgel:
National American University Holdings, Inc. (“NAU,” the “Company,” “we,” “us” or “our”) is electronically transmitting hereunder our response to the Staff’s comments set forth in your letter dated February 4, 2011 to Dr. Ronald L. Shape, the Company’s Chief Executive Officer, with respect to our Form 10-K for fiscal year ended May 31, 2010, filed on August 18, 2010 (“Form 10-K”), and our Definitive Proxy Statement, filed on September 27, 2010 (“Proxy Statement”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.
Form 10-K for Fiscal Year Ended May 31, 2010
Item 1. Business
Business Development and Expansion, page 10
1.	In the middle of the last paragraph of this section you state that you work with foreign colleges and universities to “develop in-country solutions.” Please discuss with greater specificity the meaning of this phrase.
We will include language substantially similar to the following in our future filings to explain with greater specificity how we offer our programs to students of affiliated foreign colleges and universities in their home countries.

Recognizing the current and future impact of globalization on higher education, we have worked actively to enroll international students. During the late 1990s, we started developing international affiliations with foreign colleges and universities. Such affiliations provide students from other countries the opportunity to study at universities in the United States to complete their studies. Many academically capable and motivated students from foreign countries desire to take coursework at American colleges or universities but are not able to do so for various reasons, including inadequate financial resources, family and work obligations in their home countries and immigration restrictions. To meet the needs of these students, we have developed relationships with foreign colleges and universities to offer their students an option to combine the curricula of their home country institution with our curricula offered through our online distance learning program so that those students can remain in their home country and attend a local college or university while taking courses offered by an accredited American university, without having to travel to the United States. Our Best of Both Worlds — Instructional Delivery Platform™ strategic initiative was the result of this collaborative work. Over 1,400 international students have graduated from the Best of Both Worlds — Instructional Delivery Platform™ programs over the past seven years. We currently have affiliations with educational institutions in Chile, Bolivia, United Arab Emirates and Greece. Additional international affiliations are being pursued in the Czech Republic, Saudi Arabia, Serbia, Brazil and China.
Accreditation and Program Approvals, page 11
2.	On pages 11 - 12 you discuss several accreditations and the organizations awarding these accreditations. Please disclose in greater detail the status of the named accreditation bodies. For example, whether it is the primary accrediting body for educational institutions like yours, a field of study or a degree program. Please consider providing disclosure matching your schools with respective accreditation bodies, for example, in tabular form.
We will include introductory language and table substantially similar to the following in our future filings to disclose in greater detail information about the accrediting bodies that accredit us and our programs.

The following table lists our institutional and specialized or programmatic accreditation we have obtained and the name of the respective accrediting bodies.

Institutional Accreditation	Accrediting Body
National American University	Higher Learning Commission

Specialized or Programmatic Accreditation	Accrediting Body
Athletic Training (Rapid City, South Dakota campus)	Commission on Accreditation of Athletic Training Education — on probation

Business Degree Programs (Associate of Applied Science, Bachelor of Science, Master of Management, Master of Business Administration degrees)	International Assembly for Collegiate Business Education

Medical Assisting (Albuquerque, New Mexico; Bloomington, Minnesota; Colorado Springs, Colorado; Denver, Colorado; Independence, Missouri; Overland Park; Kansas; Roseville, Minnesota; Sioux Falls; South Dakota campuses)
Commission on Accreditation of Allied Health Education Programs

Pharmacy Tech (Roseville, Minnesota; Sioux Falls, South Dakota campuses)	American Society of Health-System Pharmacists

Veterinary Technology (Rapid City, South Dakota campus)	Committee on Veterinary Technician Education and Activities

Practical Nursing Diploma (Overland Park, Kansas campus)	Kansas State Board of Nursing Approval

Associate of Science in Nursing Mobility (Overland Park, Kansas campus)	Kansas State Board of Nursing Approval

Associate of Science Nursing Program (Zona Rosa, Missouri campus)	Missouri Board of Nursing Approval

Associate of Science Nursing Program (Denver, Colorado campus)	Colorado Board of Nursing Approval

Bachelor of Science in Nursing Program (Bloomington, Minnesota campus)	Minnesota Board of Nursing

Bachelor of Science in Nursing Program (Rapid City, South Dakota; Sioux Falls, South Dakota campuses)	South Dakota Board of Nursing Interim Approval

Bachelor of Science in Nursing Program (Overland Park, Kansas campus)	Kansas State Board of Nursing Initial Approval

Online Registered Nurse to Bachelor of Science in Nursing Program (Distance Learning)	South Dakota Board of Nursing Approval

Associate of Science in Nursing Program (Zona Rosa, Missouri campus)	National League for Nursing Accreditation Commission Initial Approval

Online Registered Nurse to Bachelor of Science in Nursing Program (Distance Learning)	Commission on Collegiate Nursing Education Initial Accreditation

Master of Science in Nursing (Distance Learning)	Commission on Collegiate Nursing Education Initial Accreditation

Technology Systems, page 19
3.	In the second paragraph of this section you state that you will be transitioning to the D2L system in place of Blackboard Learning Systems CE. In the third paragraph of this section you discuss how Blackboard continues to be relevant to your business because it is compatible with other Internet-based systems you use, and your online course delivery method. Please reconcile.
We will revise our disclosure about our technology systems in our future filings substantially similar to the following to explain with greater clarity status of our current, and our transition into a new, computer system. The text with strikethrough line denotes deleted text and the underlined text indicates language added to our current disclosure.
To service our online teaching we utilize Blackboard Learning Systems CE™, an Internet-based learning management system. The features of this product include content display and organization, synchronous and asynchronous chat, private messaging, quizzing and assignment submission and student tracking and grading. The system is used to present online courses to both domestic and international students. As a supplement to the Blackboard™ learning management system, we purchased secondary applications to support synchronous communications. These systems are used primarily to allow faculty, staff and students to communicate in real time as a required or optional component of an asynchronous Blackboard™ course. ~~In fiscal year 2011, the Company will be transitioning to the Desire to Learn (D2L) management system. The D2L system will be a more cost effective means to provide the faculty, staff and students the resources needed to succeed.~~
We have also developed and deployed an Internet-based ~~system~~ application called TEAMS to meet the growing needs of our online course delivery. TEAMS closely integrates with the Blackboard™ learning management system to deliver midpoint and end-of-course surveys to students, allows for automated loading of students into Blackboard™ courses, provides automated storage and delivery of research papers and aggregates survey results and faculty and staff participation information. ~~The system~~ This application is designed to utilize the storage capability of a relational database to provide historical and real time information.
Recognizing the need to manage content used in the Blackboard™ learning management system, we developed an internal ~~system~~ application to input, organize, manage and display course materials. This ~~system~~ application provides a word processor-style, Internet-based, content entry and editing interface that allows content experts to directly create and edit course content. Additionally, it organizes text, images, documents and multimedia resources in a relational database, allowing the university to more easily identify and re-task existing content for new projects and courses. Finally, the ~~system~~ application is integrated with the learning management system and is used to display and deliver content seamlessly through Blackboard™ to students.

In our continual quest to improve delivery of program content to our students and efficiencies of our operations, in fiscal year 2011, the Company will be transitioning from our current Blackboard™ based multi-application system, to the Desire to Learn (D2L) management system. The D2L management system is designed to simplify, yet encompass all of the main functions of, our current system. The D2L system will be a more cost effective means to provide the faculty, staff and students the resources needed to succeed. Once the D2L management system becomes fully operational and the transition is complete, we expect the D2L management system to fully replace our current Blackboard™ and related internally developed applications system.
Accreditation, page 26
4.	We note your risk factor on page 56 warning that graduates may not be able to obtain professional licenses or certifications after graduating from your programs. Please indicate whether there have been any widespread examples of your programs or degrees have not been approved by a state or professional association.
We are not aware of any example of a state refusing to recognize our graduates for professional licensure based on factors relating to us or our program.
5.	In the second to last bullet point on page 26 you state that your athletic training education program is on probation. Please discuss why and for how long this program is on probation. Additionally, please tell us more about the required progress report you submitted to CAATE including, but not limited to, what measures you were required to report and your performance on this progress report.
The surveyors of the Commission on Accreditation of Athletic Training Education, referred to as CAATE, conducted an accreditation site visit at our Rapid City campus in March 2009. We were subsequently notified that CAATE had considered our application for continuing accreditation and had moved to place the university’s athletic training program on probation with a progress report due in December 2009. In that letter, CAATE explained that we were non-compliant in 31 areas of the accreditation standards, based on our submitted self-study report, the findings of the on-site evaluation team, and the athletic training education program chair’s response to the reported on-site evaluation findings. Areas of the accreditation standards we did not meet, as documented by CAATE, included making available to students accurate policies and description of programs, maintaining student records in safe locations, complying with facility safety requirements, training about student safety rules and procedures, having a comprehensive assessment plan for programs and students, and meeting specified curriculum standards.
The athletic training program chair responded to each of the cited items with the requested materials to show compliance and mailed the progress report to CAATE prior to the December 1, 2009, deadline. We were subsequently notified in March 2010 that CAATE had considered our progress report related to the probationary status and had moved to continue probation with a progress report due in June 2010. In this letter, CAATE stated that we continued to be non-compliant in 10 areas of the accreditation standards, based on the athletic training education program chair’s progress report. In its March 2010 letter, CAATE noted our continued non-compliance in accreditation standards in areas of making available to students accurate policies and description of programs, complying with facility safety requirements, having a comprehensive assessment plan for programs, and meeting specified curriculum standards.

The athletic training program chair responded to each of the cited items with the requested materials to show compliance and mailed the progress report to CAATE prior to the June 2010 deadline. We were subsequently notified by a letter in September 2010 that CAATE had considered our progress report related to the probationary status and had moved to continue probation with a progress report due in June 2011. In this letter, CAATE explained that we continued to be non-compliant in seven areas of the accreditation standards, including those related to having a comprehensive assessment plan for programs and meeting specified curriculum standards. The athletic training program chair responded to each of the cited items with the requested materials to show compliance and mailed the progress report to CAATE. A response has not been received to date from CAATE.
Once we receive a response from CAATE, we will update our disclosures with respect to the status of the probation of our athletic training program in our future filings and, if our athletic training education program continues to be on probation, will provide an explanation as to why and how long the program has been on probation and information about the required progress report.
6.	In the first bullet point on page 27 you state that you have received “specialized accreditation” for some of your programs. Please explain why this accreditation is specialized.
In addition to the institutional accreditation of the entire university through the Higher Learning Commission, a number of our university programs are accredited or approved by specialized accrediting bodies. As disclosed in third paragraph on page 26 of the Form 10-K, accreditation of specific programs by a specialized accrediting body signifies that those programs have met the additional standards of those agencies. Specialized or programmatic accreditation is a type of accreditation status that is designated for particular schools, programs or academic disciplines within a college or university, whereas institutional accreditation applies to the institution as a whole. For instance, this type of accreditation status recognizes particular aspects of quality in the academic fields of business, nursing, or other allied health programs, among others. Some professions that are regulated by and dependent upon a state or national licensing board may require job applicants to have graduated from specific academic programs that have specialized or programmatic accreditation status. In addition, as outlined in our response to the Staff’s comment #2, we will provide a tabular outline of the specialized accreditations the university holds.
7.	In the third bullet point on page 27 you state that the Standing Committee on Paralegals of the American Bar Association “approves” your paralegal studies program. Please revise to state clearly whether your program received approval from the ABA or, alternatively, state that this is the accrediting body for your paralegal studies program and discuss the status of your accreditation.

As the Standing Committee on Paralegals of the American Bar Association approved our paralegal studies program offered in our Rapid City, South Dakota campus, we believe the third bullet point on page 27 as written, is accurate. As stated by the American Bar Association Standing Committee on Paralegals, the ABA approves paralegal education programs “as a convenience to those looking for specialized education to enhance their career goals as a paralegal.” The Committee further states that “No rating of ABA approved paralegal education programs, beyond the simple statement of their approved status, is attempted or advocated by the Standing Committee.” (See http://apps.americanbar.org/legalservices/paralegals/directory/.) This approval is not a specialized or programmatic accreditation and there is no programmatic “accrediting body” for paralegal studies; however, the institutional accreditation of NAU by the Higher Learning Commission extends broadly to all programs offered by the institution.
Eligibility and certification procedures, page 29
8.	We note that your provisional certification with the Department of Education is a result of the change of control transaction with Dlorah in 2009. Please discuss what additional conditions you must comply with as a result of your current status.
We are not presently subject to any additional conditions other than those already referenced in this section of Form 10-K as applicable to all provisionally certified institutions. Specifically, the Department of Education may more closely review our future applications for recertification or approval to open a new location, add an educational program, acquire another school or make any other significant change.
Item lA. Risk Factors, page 40
We may lose our eligibility to participate in the federal student financial aid..., page 50
9.	At the end of the third paragraph, you are state that you expect your ratio under the 90/10 Rule to continue to increase in the future. Please discuss the impact of this trend as related to liquidity in your Management’s Discussion and Analysis.
Although the risk of our noncompliance with the 90/10 Rule as a result of increase in the 90/10 Rule ratio due to the factors stated in our risk factor on page 50 of the Form 10-K is possible and significant, we do not believe the current trend in our ratio under the 90/10 Rule will result or will reasonably likely result in a material increase or decrease in our liquidity in the near term. To the extent we anticipate that the increase in our 90/10 Rule ratio would result or would likely result in our liquidity increasing or decreasing in a material way, we will explain in our Management’s Discussion and Analysis section of our future filings such impact on our liquidity.
We would be subject to sanctions if we were to pay impermissible commissions..., page 51
10.	In the second paragraph of this section you state that “in a limited number of instances, [y]our actions have not been within the scope of any specific safe harbor provided in the compensation regulations.” Please explain the meaning of this statement including what types of actions you are referring to, why you took such actions and why you believe these actions were permissible though outside the safe harbor provisions under Department of Education regulations.

As noted in the risk factor on page 51 of the Form 10-K, the Department of Education’s current regulations and interpretations of the incentive compensation law do not establish clear criteria for compliance in all circumstances. The regulations currently in effect, which will change effective July 1, 2011, provide a non-exhaustive list of activities and arrangements (i.e., the “safe harbors”) that an institution may carry out without violating the prohibition against incentive compensation reflected in the Higher Education Act. In addition to those safe harbors, between 1994 and 2002 the Department of Education issued guidance letters to numerous institutions and other interested parties regarding whether certain activities were permissive under the incentive compensation law. Among the activities determined by the Department of Education in those guidance letters to be compliant with the incentive compensation law, but which was not expressly addressed by the safe harbors, is the selection of admissions employees to attend company-wide professional development events at company expense. Consistent with other companies in the sector and the Department’s past guidance, we historically have conducted such events and selected certain admissions personnel to attend. Additionally, certain of our campus directors have, on isolated instances and not based on any policy or decision of the Company, awarded gift cards of de minimus value to admissions personnel. We believe that such actions, while neither expressly permitted nor expressly prohibited by applicable regulations, was not contrary to the incentive compensation law as described by the Department of Education in its regulatory commentary accompanying the promulgation of the safe harbors. Thus, although these activities have not been within the scope of any specific safe harbor provision, we believe that our compensation policies and practices have not been based on success in enrolling students in violation of applicable law. In our future filings, we will continue to disclose any risks of possible non-compliance with the Department of Education regulations as we assess our compensation policies and practices, especially in light of the Department of Education’s revised regulations that will become effective July 1, 2011.
11.	In the middle of the last paragraph on page 51, you state that as a result of the Department of Education adoption of new regulation regarding commissions, you “would have to modify some of [y]our compensation practices.” Please discuss what compensation practices you believe you would have to modify. Additionally, discuss in your Management’s Discussion and Analysis the impact of this change on your business, especially regarding factor (2) pointing to an impairment of your ability to sustain and grow your business in light of your liquidity and capital resources.
In final regulations issued on October 29, 2010, which become effective July 1, 2011, the Department of Education eliminated the twelve safe harbor provisions related to incentive compensation. The Department contends that institutions do not need to rely on safe harbors to determine the type of compensation that complies with the Higher Education Act, and that institutions can readily determine if a payment or compensation is permissible under the Higher Education Act by analyzing (1) whether it is a commission, bonus or other incentive payment, defined as an award of a sum of money or something of value (other than a fixed salary or wages), paid to or given to a person or entity for services rendered, and (2) whether the commission, bonus or other incentive payment is provided to any person based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, which are defined as activities engaged in for the purpose of the admission or matriculation of students for any period of time or the award of financial aid. The Department maintains that an institution can still make merit-based adjustments to employee compensation, provided that such adjustments are not based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid. The final regulations further clarify that the prohibition on incentive compensation may extend to individuals holding a managerial position at any level of the company, to the extent that a particular individual has responsibility for recruitment or admission of students, or makes decisions about awarding Title IV program funds.

While we continue to assess the Department’s final regulations, we believe they will require us to change certain aspects of how we evaluate the performance of and adjust compensation for admissions representatives and other employees subject to the incentive compensation law. For example, under the current regulations effective through June 30, 2011, salary adjustments can take enrollment-related metrics into consideration, provided that such adjustments are not solely based on such factors. The new regulations effective July 1, 2011 will prohibit us from taking enrollment-related metrics into consideration. Additionally, because the final regulations expand the scope of the incentive compensation prohibition to managerial employees and senior administrators who have responsibility for admissions or financial aid functions, including a new limitation on profit-sharing bonuses for such persons, our compensation plans for such managers and senior administrators will require revisions.
As the final regulations were only issued on October 29, 2010, after the filing of our Form 10-K, we will continue to assess the impact of the Department’s new regulations on our ability to compensate our employees in a manner that appropriately reflects their relative merit. If we feel that we cannot appropriately compensate our employees, or attract, motivate and retain qualified staff, we will discuss in our Management’s Discussion and Analysis section of our future filings the impact of this change on our business, including any impairment of our ability to sustain and grow our business in light of our liquidity and capital resources.
If our students experience a loss or reduction of state financial aid..., page 55
12.	You disclose here, and in other sections, the risk to your sources of financial aid posed by state budget constraints. Please discuss with greater specificity, where appropriate, what state financial aid programs are available and what portion of your revenues are attributed to state financial aid programs.
Among the states in which we operate, only the students enrolled at our Minnesota locations currently receive financial assistance through a state financial aid program. In fiscal 2010, approximately $1.16 million of our revenues, or approximately 1.3% of our $89.8 million total revenue, were derived from Minnesota’s financial aid program. We will include in our future filings, where appropriate, what state financial aid programs are available as of the filing, and what portion of our revenues are attributed to those state financial aid programs.
Our financial performance depends, in part, on our ability to keep pace with..., page 60
13.	In this risk factor you discuss the significance up-to-date technology plays in the ability of your graduates to obtain gainful employment and your ability to grow your business. Please discuss in Item 1 how you assure current technology is available to your students.

On page 6 of the Form 10-K, in the section titled “Approach to Academic Quality,” we explain how we strive to promote a high level of academic quality in our programs and services. We explain that we create performance-based curricula designed to enable our students to gain the foundational knowledge, professional competencies and demonstrable skills required to succeed in their chosen fields, and that we continuously evaluate the content, delivery method, faculty performance and desired student learning outcomes for our academic programs. Implicit in this discussion is our commitment to continually monitor and modify existing programs and develop new academic programs on a timely basis to ensure the latest technological skills training is provided to our students to enable them to be competitive in the job markets. In Item 1 of our future filings, we will expand and enhance this discussion to explain how we avail current technology to our students.
Management’s Discussion and Analysis.., page 68
Background, page 68
14.	In the second paragraph of this section you state that NAU provided instruction through affiliated institutions to approximately 4,000 additional students online. Please discuss, where appropriate, who these affiliated institutions are and what services or resources you provide. Additionally, please disclose what kinds of agreements you have with these institutions, how you share revenue and why you engage in these services.
We provide courseware development, technical support and online class hosting services to various colleges, technical schools and training institutions in the United States and Canada who do not have the capacity to develop and operate their own in-house online curriculum for their students. We do not share revenues with these institutions, but rather charge a fee for our services, enabling us to generate additional revenue by leveraging our current online program infrastructure. In our future filings, we will expand our discussion, where appropriate, to explain the foregoing services and the resources we provide to other institutions.
Key Financial Results Metrics..., page 68
Revenue..., page 68
15.	We note that your auxiliary revenue sources include NAU’s food services, bookstore, dormitory and motel operations. Please tell us more about these auxiliary services, for example, how many dormitories you operate and if housing is offered to your students. Additionally, if dormitories are available to students, please tell us how students are selected for housing and the cost of on-campus room and board. Lastly, please tell us if room and board expense can be covered by federal loan program funds.

The Company’s auxiliary revenue consists of revenues from the university’s bookstore, dormitory and motel operations, food services, and the real estate operation’s rental and condominium sales. At our bookstore, we offer books, supplies, clothing and other university/academic related items for sale. We operate one dormitory at our Rapid City, South Dakota, campus, which has a capacity to house 240 students. All freshman students attending our Rapid City campus are required to live at our dormitory, unless they live with parents, have a dependent, are in the military, married, have been out of high school for two years or more, or are 21 years of age or older. For our current Winter term, 19 of our students lived at our dormitory. We also accepted 36 additional students attending other surrounding schools to live all or part of the Winter term at our dormitory. The cost of living at our dormitory is $750 per term. The cost of room and board expense to our students can be covered by federal loan program funds. We offer cafeteria format food to the students living at our dormitory. During our latest Winter term, a total of 46 NAU and non-NAU students contracted for our food services. Our real estate operations consist of apartment facilities, condominiums and other real estate holdings in Rapid City, South Dakota.
Federal Direct Loan Program, page 75
16.	Please disclose the impact, if any, of the transition from the FFEL to the FDLP program on your liquidity including any change in how you account for revenues.
Transitioning from participation in the FDLP program to the FFEL program did not increase or decrease our liquidity in any material way. There was no change in how we account for revenues as a result of the transition from the FFEL to the FDLP program.
Cost of Educational Services, page 77
17.	We note that here and on page 80 you discuss how revenues have increased as a result counseling students to enroll in online courses. Please tell us more about how you counsel students to take online courses, and what steps you take in your counseling.
Our academic advisors inform our students of the availability to take classes at physical education sites or through our online delivery platform. The students decide based on their workload, family schedules and overall comfort with technology, which platform they want to use to take their classes. Due to the rapid technological advancement in society, we are finding that more students are selecting the online option once they understand (from our academic counseling sessions) how the online delivery works and what the expectations would be from the students in taking the online courses. In addition, for those students electing the online platform, we have developed online student orientation sessions in which students are required to participate to learn how to navigate the learning platform and better understand the expectations from the student.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Consultant, page 15
18.	You state that benchmarking revealed your executive compensation levels to be at or below the median of identified peer companies. Please disclose any adjustments you made to your executive compensation levels in light of this information and why.

The referenced benchmarking report reviewed by the Compensation Committee of our board of directors was prepared by a compensation consulting firm retained by Dlorah, Inc. before our transaction with Dlorah, Inc., which closed in November 2009. Because base salaries of our executive officers in effect as of the date of the Proxy Statement were already determined by employment agreements that were in place before the closing of the transaction with Dlorah, Inc., the Compensation Committee did not make any adjustments to our executive compensation levels in response to the result of the referenced benchmarking report as of the date of the Proxy Statement.
Subsequent to the date of the Proxy Statement, on December 20, 2010, however, Dr. Ronald Shape, our Chief Executive Officer, and we entered into a new executive employment agreement, partially in response to the fact that the benchmarking report previously prepared for Dlorah, Inc. indicated that the compensation of Dr. Shape was at or below the median of executives with similar roles at peer companies. A copy of Dr. Shapes new employment agreement was filed with the Commission on December 23, 2010, as an exhibit to a Form 8-K. In our future filings, we will disclose the terms of Dr. Shape’s new employment agreement, including a discussion of how the referenced benchmarking report played a role in the setting of Dr. Shape’s compensation under his new employment agreement.
Elements of Executive Compensation, page 15
19.	We note you consider an individual’s performance and contribution to company goals in determining executive compensation. We also note your discussion of compensation measures under the heading Annual Cash Incentive Compensation on page 17. Please revise your disclosure to provide a discussion of the specific elements you look to regarding individual performance. For example, customer satisfaction, increased revenue goals or peer evaluation. Additionally, please disclose the target values or percentages and respective weight given to each of these measures in determining compensation. Please discuss why these elements and relative weights, or other system used are reflective of your executive compensation philosophy and overarching business goals.
We will revise our disclosures in our future filings to contain a level of detail similar to the following related to our individual performance-based compensation policies and practices, subject to changes made to such policies and practices to the extent required by the Department of Education’s revised regulations as discussed in our response to the Staff’s comment #11.
As disclosed in our “Compensation Philosophy and Guiding Principles” section of the Proxy Statement, our executive compensation philosophy is to maintain a compensation program that is both fair and competitive, and at the same time rewards performance. To that end, we seek to set base salaries of our executive officers at levels that are comparable with that of executive officers at other comparable companies, who have similar job descriptions, responsibilities and qualifications, such as experience and education level. We also compare base salaries of our executive officers to those individuals at the Company with similar or the same job titles, responsibilities, performance expectations, years of service at the Company, experience and education level. We may also adjust an executive officer’s base salary from year-to-year based on his or her achievement of subjective performance factors, such as providing effective day-to-day leadership and management of the university’s operations, developing strategic business plans, motivating and coordinating a high performance management team, and supervising quality control systems of the university’s academic programs. Our Compensation Committee of the board of directors also considers whether such executive consistently met or exceeded his or her key operational targets, such as net income, and credit hour growth of enrolled students. In considering these factors, our Compensation Committee of the board of directors does not allocate additional weight to one factor over an another in setting base salary, but rather takes the various factors and reviews into consideration as a whole. Through this process, we seek to set base salaries of our executive officers that are both competitive and fair.

We also incorporate incentive pay components into our executive compensation to incentivize our executives to achieve certain financial performance targets on a quarterly and annual basis, such as growth in credit hours by enrolled students, profit margins and net income. The financial performance targets contained in such incentive pay formulas are configured to reward achievement of financial goals that reflect successful growth in revenue, increase in profitability, and efficient management of receivables. In setting these goals, the Compensation Committee of the board of directors may offer greater reward for achieving one metric over another depending on the level of importance it attaches to one factor over another. For example, the Committee may provide additional reward for achieving profitability and growth over receivable realization goals, if it determines that such factors are more central to our strategic plan. Review of such incentive pay metrics and weighing of each factors are conducted on an annual basis. Such merit based pay system, we believe, not only incentivizes hard work, but also simplifies and makes more transparent our pay structure.
A discussion of the specific merit based pay of our executive directors follows in our responses to the Staff’s comments #24 through #27.
20.	Please disclose the role, if any, executive officers play in determining executive compensation.
We will disclose the role our executive officers play in determining executive compensation in our future filings substantially similar to the following.
Dr. Ronald L. Shape, our chief executive officer, on an annual basis makes recommendations to the Compensation Committee of our board of directors of the base salaries of our executive officers, other than for himself and Dr. Jerry Gallentine, our President. The Compensation Committee also consults with Dr. Shape in identifying key operational targets of the Company and determining appropriate individual performance metrics for the executive officers for the following fiscal year.
Other Compensation, page 15
21.	Please describe what other benefits certain of your executive officers are eligible to receive that are not available to other full-time employees in addition to club membership dues.

Under the terms of the First Amendment to Employment Agreement between Dlorah, Inc. and our President, Dr. Jerry L. Gallentine, dated November 18, 2009, a copy of which was filed as an exhibit to our Form 8-K, dated November 30, 2009, Dr. Gallentine may perform his duties as President while spending up to one-half of each calendar month at his office located in northwestern Kansas or such other location approved by our Chairman of the Board. Although the office is provided by Dr. Gallentine, we pay the operational expenses of utilities, internet charges and telephone charges of his office and for the use of the Company plane for his travel to and from his remote office. These additional benefits provided to Dr. Gallentine did not exceed $25,000 in aggregate in either of the past two fiscal years.
In our future filings we will describe the benefits our executive officers are eligible to receive that are not available to other full-time employees, such as expenses of Dr. Gallentine’s remote office and travel expenses to and from his remote office.
Summary Compensation Table, page 16
22.	We note that Mr. Gallentine received a $10,200 bonus. Please discuss how any bonuses were determined including discussion of applicable performance measures.
Dr. Gallentine’s bonus of $10,200 was earned and paid before our transaction with Dlorah, Inc., which closed in November 2009. Before our transaction with Dlorah, Inc., Dlorah, Inc. was a private company and its Chairman of the Board determined Dr. Gallentine’s bonus in his discretion. Details of Dr. Gallentine’s eligibility under his employment agreement for future bonuses are discussed further in our response to the Staff’s comment #28.
Base Salaries, page 17
23.	Please revise your disclosure to discuss in greater detail your analysis of compensation paid to other similarly situated executives used to determine Ms. Holland’s compensation. For example, please discuss what metrics you used to determine whether an executive was similarly situated, and any relative weight given to specific factors or elements of performance.
We will revise our disclosures in our future filings to contain a level of detail similar to the following related to Ms. Holland’s compensation, subject to changes made to our policies and practices to the extent required by the Department of Education’s revised regulations as discussed in our response to the Staff’s comment #11.
In setting the annual base salary of our regional presidents, including Ms. Holland, the Compensation Committee of our board of directors considers base salaries of other officers of similar ranks at the Company and compares responsibilities of the position, performance expectations, years of service, experience and education level. The Compensation Committee of our board of directors does not have a predetermined formula or metric in comparing these factors, but generally sets a base salary it believes to be competitive but fair for each regional president, vice president and president of distance learning, based on the recommendations made by our chief executive officer.

Stock Awards, page 17
24.	You state that the restricted stock awards vest if you meet certain performance goals. Please revise your disclosure to discuss what performance goals you have in place, how these goals are measured and whether relative weight is given to each goal or group of goals.
We will revise our disclosures in our future filings to contain a level of detail similar to the following related to vesting of the restricted stock awards, subject to changes made to our policies and practices to the extent required by the Department of Education’s revised regulations as discussed in our response to the Staff’s comment #11. The underlined text below indicates language added to our current disclosure.
Stock Awards
We granted restricted stock to our named executive officers in fiscal 2010 as a component of executive compensation. In combination with such grants, we agreed to pay a cash bonus to the named executive officers sufficient to pay any federal or state income or employment taxes associated with the vesting of the restricted stock. The restricted stock vest if we meet certain performance goals as described below.
For Ms. Holland, the vesting of the restricted stock on May 31, 2010, is dependent upon the Company achieving a fiscal year net profit of 15% or more and the grantee’s continued employment with the Company at May 31, 2010 as set forth below.

Fiscal year		Vesting Schedule, upon
ending		Achievement of Performance
May 31	Performance Targets	Targets
2010	(i) Net Profit of 15% or more of the Gross Profit; and	100%
(ii) Grantee employed by the Company
For Dr. Gallentine and Dr. Shape, the vesting of the restricted stock is dependent upon the Company achieving a 10% net profit performance goal and the grantee’s continued employment with the Company at each fiscal year end. If the performance target is not met in any of the three fiscal years, any unvested shares would be rolled over and become eligible for vesting in the following fiscal year. The restricted stock awards vesting schedule for Drs. Gallentine and Shape is set forth below.

Fiscal year		Vesting Schedule, upon
ending		Achievement of Performance
May 31	Performance Targets	Targets
2010	(i) Net Profit of 10% or more of the Gross Profit; and (ii) Grantee employed by the Company	1/3 ,
2011	(i) Net Profit of 10% or more of the Gross Profit; and (ii) Grantee employed by Company	1/3
2012	(i) Net Profit of 10% or more of the Gross Profit; and (ii) Grantee employed by the Company	1/3
The vesting schedule was designed to incentivize the named executive officers to reach our performance goals, and therefore, align the interests of the named executive officers and our stockholders.
25.	Additionally, please disclose your vesting schedule, preferably in table form, related to these restricted stock awards. Please discuss the relationship between the vesting schedule and your specific performance goals including, for example, providing a table matching targets to awards.
We will disclose in our future filings the vesting schedule, in a table form substantially similar to the following, of the restricted stock awards that were granted in fiscal 2010.
For Ms. Holland, the vesting of the restricted stock on May 31, 2010, is dependent upon the Company achieving a fiscal year net profit of 15% or more and the grantee’s continued employment with the Company at May 31, 2010 as set forth below.

Fiscal year		Vesting Schedule, upon
ending		Achievement of Performance
May 31	Performance Targets	Targets
2010	(i) Net Profit of 15% or more of the Gross Profit; and (ii) Grantee employed by the Company	100%
For Dr. Gallentine and Dr. Shape, the vesting of the restricted stock is dependent upon the Company achieving a 10% net profit performance goal and the grantee’s continued employment with the Company at each fiscal year end. If the performance target is not met in any of the three fiscal years, any unvested shares would be rolled over and become eligible for vesting in the following fiscal year. The restricted stock awards vesting schedule for Drs. Gallentine and Shape is set forth below.

Fiscal year		Vesting Schedule, upon
ending		Achievement of Performance
May 31	Performance Targets	Targets
2010	(i) Net Profit of 10% or more of the Gross Profit; and (ii) Grantee employed by the Company	1/3
2011	(i) Net Profit of 10% or more of the Gross Profit; and (ii) Grantee employed by Company	1/3
2012	(i) Net Profit of 10% or more of the Gross Profit; and (ii) Grantee employed by the Company	1/3

Annual Cash Incentive Compensation, page 17
26.	Please revise to disclose the rate or other measurement applied to determine cash incentive compensation for Dr. Shape related to credit hour growth.
We will revise our disclosures in our future filings to contain a level of detail similar to the following related to Dr. Shape’s compensation, subject to changes made to our policies and practices to the extent required by the Department of Education’s revised regulations as discussed in our response to the Staff’s comment #11. The underlined text below indicates language added to our current disclosure.
Dr. Ronald L. Shape. Pursuant to his employment agreement described below, Dr. Shape was eligible to receive cash incentive compensation if NAU achieved certain profit margin percentage, net of adjustments, or attained certain quarterly collections percentage or credit hour growth rate for the fiscal years ended May 31, 2010 and 2009. Under his annual profit margin percentage incentive, Dr. Shape was eligible to receive 0.05% to 0.15% of the profit margin in cash incentive compensation for NAU achieving an annual profit margin, net of adjustments, of 15% to 17% or more. Dr. Shape was also eligible to receive additional cash incentive compensation payments for NAU achieving certain quarterly collections percentages as measured 180 days after the start of each quarter. If quarterly collections were at least 97%, Dr. Shape was eligible to receive between 0.02% to 0.04% of the prior quarter’s gross profit, depending on the percent collected. Lastly, Dr. Shape was eligible to receive cash incentive compensation for NAU campus generating credit hour growth percentages, compared to the percentages in each quarter to the same quarter of the prior year. The merit pay would be calculated by multiplying the prior quarter’s gross profit by the following corresponding merit percentages: credit hour growth of 5% to 9.99% would allow for a .04% merit award; credit hour growth of 10% to 14.99% would allow for a .06% merit award; and credit hour growth of 15% or more would allow for a .08% merit award. Under this formula, for the fiscal years ended May 31, 2010 and 2009, Dlorah awarded Dr. Shape $210,041 and $145,910, respectively, in total cash incentive compensation.
27.	We note that you state Ms. Holland received cash incentive compensation for achieving “certain performance objectives and targets,” for achieving “certain goals in respect of the East and Southeast regions” including “pre- and post-assessment administration,” “specified collections of active accounts receivable” and “credit hour growth.” Please revise your disclosure to clarify the meaning of these terms and include applicable targets, percentages, weights or other calculations used to determine compensation figures.

We will revise our disclosures in our future filings to contain a level of detail similar to the following related to Ms. Holland’s compensation, subject to changes made to our policies and practices to the extent required by the Department of Education’s revised regulations as discussed in our response to the Staff’s comment #11. The text with strikethrough line denotes deleted text and the underlined text indicates language added to our current disclosure.
Michaelle J. Holland. Pursuant to her compensation arrangement, Ms. Holland was eligible for cash incentive compensation for achieving certain performance objectives and targets for NAU’s East and Southeast regions for the fiscal years ended May 31, 2010 and 2009. NAU’s East and Southeast regions include education centers located in Minnesota, Missouri, Kansas and Oklahoma. For the fiscal years ended May 31, 2010 and 2009, the Company awarded cash incentive compensation to Ms. Holland for achieving certain goals in respect of thetargeted goals in each of the Company’s fiscal quarter in respect of pre-tax profit, cash flow, enrollment and academic quality assessment for the educational centers located in NAU’s East and Southeast regions: pre- and post assessment administration; specified ~~pre-tax profit margins; specified collections of active accounts receivable; and credit hour growth. In addition.~~ Under the first incentive pay component, we awarded 3% of her annual base salary whenever the pre-tax profit margins budgeted in accordance with our regional strategic plans were achieved for the quarter. Second, whenever our target rates of collections of our outstanding accounts receivable for each month in the quarter were met, we awarded 2% of her annual base salary. Third, we awarded 3% of her annual base salary for each applicable quarter if the credit hours recorded for enrolled students exceeded prior year’s quarterly credit hours figures by the margin determined in accordance with our regional strategic plans. Fourth, we awarded an additional 2% of her annual base salary in each quarter for ensuring collection and delivery of our required student performance assessment exams for the regions at the times required by the university’s policy. Finally, we awarded Ms. Holland ~~received~~ an incentive bonus equal to 5% of the actual net income minus budgeted net income for the East and Southeast regions. For Based on this formula, for the fiscal years ended May 31, 2010 and 2009, Dlorah awarded to Ms. Holland total cash incentive compensation of $381,993 and $150,069, respectively.
Employment Agreements, page 18
28.	Please discuss the basis the Board of Directors uses in determining bonuses to Dr. Gallentine.
As a result of the amendment to Dr. Gallentine’s employment agreement on November 18, 2009, Dr. Gallentine only became eligible for discretionary bonus effective April 15, 2010. Prior to April 15, 2010, Dr. Gallentine’s employment agreement provided for a formula-based cash incentive compensation. While Dlorah, Inc. was a private company, its chairman of the board granted $10,200 in discretionary bonus to Dr. Gallentine during fiscal 2009. For fiscal 2011, which began on June 1, 2010 and will conclude on May 31, 2011, the Compensation Committee of our board of directors has not yet considered whether to grant a discretionary bonus to Dr. Gallentine, and currently has no preestablished basis or metrics for determining whether to award a discretionary bonus and the amount of any bonus to Dr. Gallentine. For the period from April 15, 2010 through May 31, 2010, the Compensation Committee of our board of directors did not grant a discretionary bonus to Dr. Gallentine. Accordingly, if and when the Compensation Committee of our board of directors awards a discretionary bonus to Dr. Gallentine in the future, we will discuss in our future filings the basis or metrics the Compensation Committee of our board of directors used in determining bonuses to Dr. Gallentine.

Director Compensation, page 20
29.	Please revise your Director Compensation table to include a column for All Other Compensation including, but not limited to, perquisites equal to or greater than $10,000 in value. Refer to Item 402(r)(2)(vii)(A) of Regulation S-K.
We did not include a column for “All Other Compensation” in our Director Compensation table because during the Company’s last completed fiscal year, which ended May 31, 2010, our non-management directors did not receive any additional compensation, other than what was already disclosed in the “Director Compensation” table on page 20 of the Proxy Statement. Although we state that our directors and their dependents receive health insurance coverage under our health care plan or equivalent payment for premium costs if the director declines health insurance coverage, such coverage or payment for premium were only offered to our directors effective June 1, 2010, at the start of our current 2011 fiscal year. We will clarify in our future filings that the health insurance coverage was offered to our directors only effective June 1, 2010, and include in the Director Compensation table the value of such insurance for fiscal years beginning on or after June 1, 2010.

Item 12.	Security Ownership of Certain Beneficial Owners...
30.	Please include the information required by Item 201(d) of Regulation S-K.
The following disclosure provides the information regarding our equity compensation plan as of the end of our most recently completed fiscal year, as required by Item 201(d) of Regulation S-K. We will include in our future filings the information required by Item 201(d) of Regulation S-K.
The following table sets forth certain information about our common stock that may be issued upon the exercise of options, warrants and rights under all of the our compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance as of May 31, 2010, which includes our 2009 Stock Option and Compensation Plan.

Number of
securities
remaining
available for
	Number of			future issuance
	securities to			under
	be			equity
	issued upon			compensation
	exercise of			plans
	outstanding	Weighted-average		(excluding
	options,	exercise price of		securities
	warrants	outstanding options,		reflected in
	and rights	warrants and rights		column (a))
Plan category	(a)	(b)		(c)
Equity compensation plans approved by security holders (1)
2009 Incentive Plan	163,000	$6.31	(2)	1,137,000

	163,000	$6.31	(2)	1,137,000

(1)	See “National American University Holdings, Inc. 2009 Stock Option and Compensation Plan” described in “Notes to Consolidated Financial Statements—Note 11—Stockholders’ Equity” for further description of our equity compensation plan.

(2)	Represents the weighted-average exercise price of outstanding securities and is calculated by taking into account the 53,000 shares of common stock subject to outstanding restricted stock units that become issuable as those units vest, for no consideration. The weighted-average exercise price of outstanding securities excluding those 53,000 shares of common stock that can be exercised for no consideration is $9.35.
In connection with the Staff’s comments, the Company confirms that it will comply with the Staff’s comments above in future filings and acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please do not hesitate to contact me at (605) 721-5200.

Very truly yours,
/s/ Ronald L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer